UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 11, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lands' End, Inc.

File No. 001-09769 - CF# 37473

_____

Lands' End, Inc. submitted an application under and Rule 24b-2 requesting an extension of previous grants of confidential treatment for information they excluded from the Exhibits to Forms listed below.

Based on representations by Lands' End, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.6	10	December 6, 2013	through April 4, 2020
10.11	10-K	March 29, 2018	through April 4, 2020
10.12	10-K	March 29, 2018	through April 4, 2020
10.13	10-K	March 29, 2018	through April 4, 2020
10.14	10-K	March 29, 2018	through April 4, 2020
10.15	10-K	March 29, 2018	through April 4, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary